EXHIBIT 99.05

Member of Our Board of Directors Compensation Committee transaction

Date of events: 2016/06/24

Contents:

1.Date of occurrence of the change:2016/06/24

2.Name of the functional committees:The Compensation Committee

3.Name and resume of the replaced member: Chung-Yu Wang, Chairman of Chinese International Economic Cooperation Association

4.Name and resume of the new member:None

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or “new appointment”):tenure expired

6.Reason of the change:To discharge the commission of Independent Director, due to tenure expired

7.Original term (from to ): from 2013/06/25 to 2016/06/24

8.Effective date of the new member:NA

9.Any other matters that need to be specified:None